SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

THOMSON MULTIMEDIA S.A.

(Name of Issuer)

Ordinary Shares, nominal value €3.75 per share

(Title of Class of Securities)

8851181094

(CUSIP Number)

January 15, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 8851181094

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CARLTON COMMUNICATIONS PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,500,000
	6	SHARED VOTING POWER Not Applicable.
	7	SOLE DISPOSITIVE POWER 15,500,000
	8	SHARED DISPOSITIVE POWER Not Applicable.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,500,000 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
(a)	Name of Issuer: Thomson Multimedia S.A.
(b)	Address of Issuer’s Principal Executive Offices: 46 Quai Alphonse Le Gallo 92648 Boulogne-Billancourt France
Item 2.
(a)	Name of Person Filing: Carlton Communications Plc
(b)	Address of Principal Business Office or, if None, Residence: 25 Knightsbridge London, England SW1X 7RZ
(c)	Citizenship: England
(d)	Title of Class of Securities: Ordinary shares, nominal value €3.75 per share
(e)	CUSIP Number: 8851181094
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J). Not Applicable.
Item 4.	Ownership.
(a)	Amount beneficially owned: 15,500,000 ordinary shares
(b)	Percent of class: 5.5%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
15,500,000
(ii)	Shared power to vote or to direct the vote:
Not applicable.
(iii)	Sole power to dispose or direct the disposition of:
15,500,000

(iv)	Shared power to dispose or to direct the disposition of:
Not applicable.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

           Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.	Identification and Classification of the Members of the Group.

           Not applicable.

Item 9.	Notice of Dissolution of Group.

           Not applicable.

Item 10.	Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2002
CARLTON COMMUNICATIONS PLC
By:	/s/ Paul Murray

	Name: Title	Paul Murray Group Finance Director and Executive Director